TUNNEL

RECEIVED

2004 OCT 26 P 12:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

04045741

SUPPL

19 October 2004

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC (~~82-2999~~)/Eurotunnel SA (~~82-3000~~) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel's revenue and traffic statement for the third quarter of 2004.

Yours faithfully,

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

D Leonard
Secretary

dw 10/27

D:\FASQUELF\My Documents\l-rule12g3-2(b)041019.doc

EMBARGO: Not for release before 0730 hours (UK time) on Tuesday, 19 October 2004

TRADING UPDATE: Q3 REVENUE & TRAFFIC

* **Strong increase in Railways activity (Eurostar passengers and rail freight tonnage)**
* **Noticeable fall in shuttle activity**
* **Three year plan to be presented to Agent Banks at end of October**

Eurotunnel, operator of the Channel Tunnel, today reported results for the third quarter of 2004.

Jean-Louis Raymond, Group Chief Executive, said:

"The third quarter results are obviously not satisfactory and confirm our July prognosis. These figures demonstrate that Eurotunnel's previous strategy was not adjusted to market trends in terms of capacity and pricing.

"As we promised in our letter to shareholders on 7 July, we are completing a thorough review of the situation in both the market and the organisation of the Group. This review will form the basis of our three year plan that we will present to our Agent Banks at the end of October."

1. Traffic and turnover

Eurotunnel Shuttle Services

Truck Shuttles

In a market which grew by 8%, Eurotunnel carried 4% fewer trucks during the quarter compared with the third quarter in 2003. The market has been boosted with the arrival of new hauliers from the eastern European countries that recently joined the European Union and are now able to run pan-European cabotage services (transport of goods in one country by a haulier from another country). The speed of service offered by Eurotunnel is of less importance to these new long-distance hauliers than to our more traditional customers.

Over-capacity, combined with intense price competition, has also contributed to the fall in Eurotunnel's market share, which was 38% for the quarter.

Passenger Shuttles

During the third quarter, the Short Straits car market contracted further (down 1%) with a significant reduction in day trips and short breaks. This fall in traffic was exacerbated for Eurotunnel (down 5%) due to Eurotunnel's greater sensitivity to changes in these sectors of the market.

In addition, a new operator (SpeedFerries) entered the market in May 2004 with aggressive summer-season pricing. Eurotunnel responded with a series of promotional offers which limited the effect of this on long-stay holiday traffic, although it meant that revenue was below that for the same quarter last year.

The number of coaches carried by Eurotunnel fell by 13% in a market down 4%.

	Q3 2004	Q3 2003	2004/2003 % change	Short Straits market*
Truck Shuttles	302,445 trucks	314,133 trucks	-4%	+8%
Passenger Shuttles	605,984 cars** 15,650 coaches	639,064 cars** 17,892 coaches	-5% -13%	-1% -4%

* The Short Straits market includes services from Folkestone-Dover/Boulogne-Calais-Dunkerque-Zeebrugge
** including motorcycles, cars, cars with trailers, caravans and campervans

Operating Revenue

Revenue from Shuttle Services was £77.7 million, a fall of 8% at constant exchange rates, which reflected a fall in revenue in both truck and passenger activities due to strong competition and pressure to reduce prices.

Revenue from the Railways, which includes payments under the Minimum Usage Charge provisions, increased by 2% to £58.8 million.

Operating revenue was down 4% to £140.1 million.

£ million	Q3 2004 Unaudited*	Q3 2003 Restated*	2004/2003 % change	Q3 2003 Reported**
Shuttle Services	77.7	84.1	-8%	84.8
Railways	58.8	57.6	+2%	58.1
Transport activities	**136.5**	**141.7**	-4%	**142.9**
Non-transport activities	3.6	3.9	-9%	3.9
Operating revenue	**140.1**	**145.6**	-4%	**146.8**

* The exchange rate applicable for the year to 30 September 2004 and for the restated year to 30 September 2003 is £1 = €1.482. ** The equivalent 2003 exchange rate was £1 = €1.441.

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by other rail services not operated by Eurotunnel: Eurostar for high-speed passenger services between London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

The number of Eurostar passengers travelling through the Tunnel continued to grow, from 1,772,684 in the third quarter of 2003 to 1,997,800 in the third quarter of 2004, an increase of 13%.

The rail freight tonnage transported through the Tunnel rose from 442,222 in the third quarter of 2003 to 472,163 for the same period in 2004, a rise of 7%.

The overall level of Railways traffic using the Tunnel currently has no impact on Eurotunnel's income owing to the Minimum Usage Charge provisions which will apply until November 2006.

* The passenger numbers given are for Eurostar passengers who travelled through the Channel Tunnel, and exclude passengers between Paris/Calais and Brussels/Lille.

- end -

Media enquiries:
Kevin Charles, tel: + 44 (0)1303 288728 or + 44 (0)1303 288737

Investor enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 913

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.